June 15, 2018

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Mail Stop 3561

Re:        Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 8-K Filed May 1, 2018
File No. 001-33202

Dear Mr. Parker:

Under Armour, Inc. (“we”, “our” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 23, 2018. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2017
Notes to the Audited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Goodwill, Intangible Assets and Long-Lived Assets, page 59

Comment 1.
You state that as of December 31, 2017, no impairment of goodwill was identified and the fair value of each reporting unit substantially exceeded its carrying value. We also note that your Latin American segment has experienced operating losses in the past three years. Please provide us with an analysis that supports your assertion for your Latin American segment.

Response
The Company performs an annual goodwill impairment test of its reporting units on October 1 of each year. In connection with the annual impairment test for the year ended December 31, 2017, no impairment of goodwill was identified and the fair value of each reporting unit substantially exceeded its carrying value, including that of the Latin America reporting unit. As of December 31, 2017, total goodwill allocated to the Latin America reporting unit was $44.7 million or 8% of the total goodwill of the consolidated business.

In accordance with ASC 350-20-35-4, the Company performed a quantitative goodwill impairment test on the Latin America reporting unit using a discounted cash flow (“DCF model”). We noted the fair value of the reporting unit exceeded its carrying amount by approximately $130.3 million (the “headroom”) as a result of management’s continued expectation of long-term profitability in the region and the relatively low carrying amount of the reporting unit. The Company notes the following assumptions were most significant in leading to its expectation of future profitability in this segment:

•
The Latin America region continues to represent an emerging and growing market for the Company. As reflected in the historical results of operations, this region has experienced significant revenue growth over the last three years with a compound annual growth rate (“CAGR”) for revenue of 41% from 2015 to 2017. The Company’s future cash flow projections for the period 2018 to 2022 assume continued revenue growth but at a lower rate than the historical trend. Forecasted revenue growth is primarily driven by continued expansion in our wholesale channel in Mexico and continued expansion of our direct to consumer channel in both Mexico and Chile.

•
The Company expects gross margin rates will grow and trend toward the gross margin realized by the consolidated business. The key driver of the gross margin improvements is increased proportion of higher margin direct to consumer revenue through planned opening of retail stores in both Mexico and Chile. Partially offsetting the favorable gross margin impact of our direct to consumer business, the model includes planned growth of lower margin distributor relationships.

•
The Company’s expectation is that the investments in selling, general and administrative (“SG&A”) will begin to scale with revenue growth in this region. The Company’s entry into this region required initial infrastructure costs recorded in historical results of operations, including the build-out of our regional headquarters in Panama. The Company does not expect these historical costs to recur and the DCF model assumes the rate of SG&A spend will be reduced as a proportion of revenue over time.

•
The weighted average cost of capital (“WACC”) was used to discount the future cash flows of the reporting unit in the DCF model. This discount factor included a risk premium for our Latin America reporting unit. From a sensitivity perspective, the WACC used in the DCF model would need to increase more than 30% to eliminate the headroom.

The Company acknowledges that the Latin America segment has experienced operating losses in the most recent three years. The Company’s internal forecasts reflected the expectation of operating losses in the Latin America reporting unit through 2017. Investments in the Latin America reporting unit were historically more extensive than planned, however, the DCF model still represents the Company’s expectations for the long-term performance of the region.

In addition, the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”), disclosed the Company’s 2017 restructuring plan. Latin America’s operating loss of $37.1 million for 2017 included $14.3 million of 2017 restructuring plan charges (inclusive of $2.8 million of amounts recorded through cost of goods sold). Excluding the impact of these charges, the operating results for the Latin America segment would have improved approximately 32.8% over 2016.

Management continues to actively reduce SG&A in Latin America. The Company previously disclosed a 2018 restructuring plan which includes significant contract exits, and will further reduce ongoing SG&A in the Latin America reporting unit. While these savings were not contemplated in the forecast used in connection with the 2017 annual impairment test, we believe these and other ongoing cost saving initiatives will create further excess fair value for this operating segment.

The Company confirms to the Staff to the extent its Latin America operating segment continues to experience sustained operating losses or does not meet projected targets, such that there is no longer substantial headroom, the Company will update future filings in accordance with ASC Topic 350 and S-K 303.

Additional analysis regarding the fair value of the Latin America reporting unit as of October 1, 2017 (our annual test date), used to support our impairment conclusion and disclosure in our Form 10-K, is being provided to the Staff on a supplemental basis under separate cover pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and upon a request of confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”). In accordance with Rule 12b-4, the Company has requested that the materials provided be returned promptly following the completion of the Staff’s review thereof.

Form 8-K Filed May 1, 2018
Exhibit 99.1

Comment 2.
You present a full non-GAAP income statement for the quarter ended March 31, 2018 when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how your presentation complies with the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response
We respectfully acknowledge the Staff's comment and undertake that in future filings we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting a full non-GAAP income statement.
If you have any questions, please do not hesitate to call me at (667) 400-2758.
Sincerely,

/s/ Andrew Page
Andrew Page
Vice President, Corporate Controller